                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*

                           Interstate Hotels Company
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  460886 10 4
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                Rex E. Stewart
                            Chief Financial Officer
                      Patriot American Hospitality, Inc.
                       1950 Stemmons Freeway, Suite 6001
                               Dallas, TX 75207
                                (214) 863-1000
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                               December 2, 1997
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d1(a) for other parties to whom copies are to be sent.

                      (Continued on the following pages)

                             (Page 1 of 6 Pages)

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 460886 10 4                                    PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Patriot American Hospitality, Inc. I.R.S. Identification No. 94-0358820

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS
 4
       00

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          See response to Item 5
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          See response to Item 5
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      See response to Item 5

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      19.9%

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      TYPE OF REPORTING PERSON*
14
      CO

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

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 460886 10 4                                    PAGE 3 OF 6 PAGES
-----------------------                                  ---------------------


ITEM 1.  SECURITY AND ISSUER.
         -------------------

     This statement relates to the common stock, $.01 per share par value ("Common Stock"), of Interstate Hotels Company (the "Issuer"), a Pennsylvania corporation with its principal executive offices at Foster Plaza Ten, 680 Andersen Drive, Pittsburgh, PA 15220.

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

     The address of the principal office and the principal business of Patriot American Hospitality, Inc., a Delaware corporation ("Patriot"), is 1950 Stemmons Freeway, Suite 6001, Dallas, TX 75207.

     During the last five years, neither Patriot nor, to the knowledge of Patriot, any executive officer or director of Patriot (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Attached hereto as Schedule I is a list of the directors and executive officers of Patriot which contains the following information with respect to each such person:

     (a)  name;
     (b)  business address; and
     (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     To the knowledge of Patriot, each person identified in Schedule I hereto is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

     As described in Item 5 below, Patriot has been given a proxy with respect to, but has not purchased, shares of Common Stock of the Issuer. Patriot has not expended any funds in connection therewith.

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

     On December 2, 1997, Patriot, Patriot American Hospitality Operating Company ("PAHOC") and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") which contemplates the acquisition of the Issuer by Patriot through a merger by the Issuer with and into Patriot, with Patriot being the surviving corporation (the "Merger"). As an inducement to Patriot and PAHOC to enter into the Merger Agreement, the Issuer and certain shareholders of the Issuer (the "Shareholders") entered into a shareholders agreement with Patriot and PAHOC dated as of December 2, 1997 (the "Shareholders Agreement") pursuant to which, among other things, each of the Shareholders appointed Patriot its proxy to vote certain shares of Common Stock held by such Shareholder with respect to certain matters relating to the Merger, as more fully described in
Item 5 below.

      If the Merger is consummated, the registration of the Common Stock under the Securities Exchange Act of 1934 will terminate and the Common Stock will be delisted from the New York Stock Exchange.

      Except as set forth above or in Item 5, Patriot does not have any plans or proposals concerning the Issuer with respect to the matters set forth in subparagraphs (a) through (j) of Item 4 of this Schedule.

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 460886 10 4                                    PAGE 4 OF 6 PAGES
-----------------------                                  ---------------------


ITEM 5.  INTEREST IN SECURITIES OF ISSUER.
         --------------------------------

     Pursuant to the Shareholders Agreement, each of the Shareholders appointed Patriot its proxy to vote the shares of Common Stock held by such Shareholder with respect to certain matters relating to the Merger; provided, that the
                                                        --------
aggregate number of shares of Common Stock to which the proxy given to Patriot applies at any time is limited to the number of shares which are entitled to cast 19.9% of the votes entitled to be cast generally in the election of the Issuer's directors. As of December 1, 1997, the Shareholders owned an aggregate of 12,782,940 shares of Common Stock and the proxy given to Patriot applied to 7,048,874 of such shares.

     The proxy described above generally gives Patriot the right to vote the shares of Common Stock to which it applies in favor of the Merger Agreement and the Merger and the other transactions contemplated by the Merger Agreement. Patriot also has the right to vote such shares against (i) any Company Takeover Proposal, as that term is defined in the Merger Agreement, (ii) any proposal for any action that would result in a breach of any provision of the Merger Agreement or which is reasonably likely to result in any of the conditions of the Issuer's obligations under the Merger Agreement not being fulfilled, (iii) any change in the directors of the Issuer, the present capitalization of the Issuer, the Issuer's certificate of incorporation or bylaws, the Issuer's corporate structure or business, or (iv) any other action which could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the transactions contemplated by the Merger Agreement or the likelihood of such transactions being consummated.

     Except as described above, neither Patriot nor, to the knowledge of Patriot, any person named in Schedule I beneficially owns any shares of Common Stock or has effected any transactions in Common Stock during the past 60 days.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER.
         ---------------------------

     The information set forth under Items 4 and 5 above and the Exhibit attached hereto is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

     The following document is filed an exhibit to this statement:

     Exhibit 1 Shareholders Agreement dated as of December 2, 1997 by and among --------- Patriot, PAHOC, the Issuer and the shareholders of the Issuer named on the signature page thereto.

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 460886 10 4                                    PAGE 5 OF 6 PAGES
-----------------------                                  ---------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 11, 1997            By:    /s/ Rex E. Stewart
                                       -----------------------------------------
                                          Rex E. Stewart
                                          Chief Financial Officer, Treasurer and
                                          Secretary

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 460886 10 4                                    PAGE 6 OF 6 PAGES
-----------------------                                  ---------------------



                                   SCHEDULE I
                                   ----------

  The name and present principal occupation or employment of each executive officer of Patriot is set forth below. The business address of each person is set forth below, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens. No person is a controlling shareholder of Patriot.

Position                             Name                   Business Address
----------------------------------------------------------------------------

President and
Chief Executive Officer      Paul A. Nussbaum       1950 Stemmons Freeway, Suite 6001
                                                    Dallas, Texas 75207

Office of the Chairman       William W. Evans, III  590 Madison Ave., 22nd Floor
                                                    New York, NY 10022
Executive Vice President,
Chief Financial Officer,     Rex E. Stewart         1950 Stemmons Freeway, Suite 6001
Treasurer and Secretary                             Dallas, Texas 75207


  The name and present principal occupation or employment of each director of Patriot is set forth below. The business address of each person is set forth below, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens. No person is a controlling shareholder of Patriot.

Name                              Business Address                  Occupation
--------------------------------------------------------------------------------------

Paul A. Nussbaum         Patriot                                Chief Executive Officer
                         1950 Stemmons Freeway, Suite 6001
                         Dallas, TX 75207

Arch K. Jacobson         Jacobson-Berger Capital Group, Inc.    Consultant
                         4100 Alpha Road, Suite 220
                         Dallas, TX 75244

William W. Evans, III    Patriot                                Office of the Chairman
                         590 Madison Ave., 22nd Floor
                         New York, NY 10022

John H. Daniels          The Daniels Group                      Real Estate
                         Suite 3400, Box 50                     Development and
                         20 Queen Street West                   Management
                         Toronto, Ontario M4H 3R3
                         Canada


John C. Deterding        Deterding Associates                   Real Estate Consultant
                         107 N. Waterview Drive
                         Richardson, TX 75080

Gregory R. Dillon        Hilton Hotels Corporation              Vice Chairman
                         9336 Civic Center Drive
                         Beverly Hills, CA 90210
